CUSIP No. 208242107	Page 1 of 51

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Conn’s Inc.

(Name of Issuer)

Common Stock
Par Value $0.01

(Title of Class of Securities)

208242107

(Cusip Number)

David A. Knight
c/o Stephens Group, Inc.
111 Center Street
Little Rock, AR 72201
(501) 377-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7 EXHIBITS
SIGNATURES
EX-1 Agreement to File Joint Schedule 13D
EX-2 Voting Trust Agreement
EX-3 Promissory Note from Warren A. Stephens
EX-4 Promissory Note from Warren A. Stephens
EX-5 Promissory Note - Warren & Harriet Stephens
EX-6 Promissory Note - Warren & Harriet Stephens
EX-7 Promissory Note Warren Miles Amerine Stephens
EX-8 Promissory Note from John Calhoun Stephens
EX-9 Promissory Note from Laura Whitaker Stephens
EX-10 Promissory Note- W.R. Stephens, Jr. Children
EX-11 Promissory Note- W.R. Stephens, Jr. Children
EX-12 Promissory Note from Carol M. Stephens
EX-13 Promissory Note from Pamela Diane Stephens
EX-14 Promissory Note from MAM Holdings Int'l.
EX-15 Stephens Inc. Margin Agreement
EX-16 Promissory Note- Stephens Investment Partner
EX-17 Promissory Note- Stephens Investment Partner
EX-18 Promissory Note- Stephens Investment Partner
EX-19 Promissory Note- Stephens Investment Partner
EX-20 Promissory Note- Stephens Investment Partner

CUSIP No. 208242107			Page 2 of 51

1.	Name of Reporting Person: Conn’s Voting Trust, Steven Patterson, Trustee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,923,213

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,923,213

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 3 of 51

1.	Name of Reporting Person: Stephens Group, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,021,538

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,021,538

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): HC, CO

CUSIP No. 280242107			Page 4 of 51

1.	Name of Reporting Person: Stephens Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 149,999

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 149,199

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): BD, CO

CUSIP No. 208242107			Page 5 of 51

1.	Name of Reporting Person: Jackson T. Stephens Trust No. One		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 208,105

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,105

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 6 of 51

1.	Name of Reporting Person: Bess C. Stephens Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 208,105

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,105

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 7 of 51

1.	Name of Reporting Person: Warren A. Stephens Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,071,549

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,071,549

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 8 of 51

1.	Name of Reporting Person: Warren A. Stephens Grantor Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 168,498

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,498

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 9 of 51

1.	Name of Reporting Person: Harriet C. Stephens Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 789,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 789,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 3.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 10 of 51

1.	Name of Reporting Person: Warren & Harriet Stephens Children’s Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,018,123

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,018,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 11 of 51

1.	Name of Reporting Person: Warren Miles Amerine Stephens 95 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 51,282

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,282

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 12 of 51

1.	Name of Reporting Person: Warren Miles Amerine Stephens Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,356

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 13 of 51

1.	Name of Reporting Person: John Calhoun Stephens 95 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 51,282

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,282

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 14 of 51

1.	Name of Reporting Person: John Calhoun Stephens Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,356

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 15 of 51

1.	Name of Reporting Person: Laura Whitaker Stephens 95 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 51,282

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,282

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 16 of 51

1.	Name of Reporting Person: Laura Whitaker Stephens Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,356

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 17 of 51

1.	Name of Reporting Person: Grandchild’s Trust #2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 765,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 765,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 3.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 18 of 51

1.	Name of Reporting Person: W.R. Stephens, Jr. Children’s Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 227,774

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 227,774

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 19 of 51

1.	Name of Reporting Person: W.R. Stephens, III Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 39,489

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,489

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 20 of 51

1.	Name of Reporting Person: Arden Jewell Stephens Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 39,489

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,489

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 21 of 51

1.	Name of Reporting Person: Carol M. Stephens		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,519

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,519

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 208242107			Page 22 of 51

1.	Name of Reporting Person: W.R. Stephens, Jr. Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,362,531

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1, 362, 531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 23 of 51

1.	Name of Reporting Person: Pamela D. Stephens Trust One		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,682,862

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,682,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 7.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 24 of 51

1.	Name of Reporting Person: MAM International Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 250,330

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 250,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 208242107			Page 25 of 51

1.	Name of Reporting Person: Elizabeth S. Campbell Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,432,531

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,432,531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 26 of 51

1.	Name of Reporting Person: Jon E.M. Jacoby		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,340,467

		10.	Shared Dispositive Power: 2,362,141

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,702,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 16.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 208242107			Page 27 of 51

1.	Name of Reporting Person: Curtis F. Bradbury, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 270,707

		10.	Shared Dispositive Power: 669,907

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 940,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 4.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 208242107			Page 28 of 51

1.	Name of Reporting Person: Doug Martin IRA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 19,898

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 29 of 51

1.	Name of Reporting Person: Douglas H. Martin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 180,478

		10.	Shared Dispositive Power: 669,907

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 850,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 3.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 208242107			Page 30 of 51

1.	Name of Reporting Person: C. Ray Gash, IRA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 19,888

		10.	Shared Dispositive Power: o

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,888

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 31 of 51

1.	Name of Reporting Person: C. Ray Gash		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 180,468

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 180,468

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 208242107			Page 32 of 51

1.	Name of Reporting Person: Stephens Investment Partners III LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 451,176

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 451,176

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 2.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 33 of 51

1.	Name of Reporting Person: Stephens Investment Partners 2000 LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 182,609

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107			Page 34 of 51

1.	Name of Reporting Person: Stephens Investment Partners 2001 LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 36,122

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,122

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 208242107	Page 35 of 51 Pages

ITEM 1.	SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, $.01 par value per share (the “Common Stock”), of Conn’s, Inc. (the “Company”), the principal executive offices of which are located at 3295 College Street, Beaumont, Texas 77701.

ITEM 2.	IDENTITY AND BACKGROUND

     (a)     Name of reporting persons: Conn’s Voting Trust, Stephens Group, Inc., Stephens Inc., Jackson T. Stephens Trust No. One, Bess C. Stephens Trust, Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet Calhoun Stephens Trust, Warren and Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 1995 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 1995 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 1995 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust Two, W.R. Stephens, Jr. Children’s Trust, W.R. Stephens, III Trust, Arden Jewell Stephens Trust, Carol M. Stephens, W.R. Stephens, Jr. Revocable Trust, Pamela D. Stephens Trust One, MAM International Holdings, Inc., Elizabeth S. Campbell Revocable Trust, Jon E.M. Jacoby, Curtis F. Bradbury, Jr., Douglas H. Martin IRA, Douglas H. Martin, C. Ray Gash IRA, C. Ray Gash (collectively, the “Trust Participants”), Stephens Investment Partners III LLC, Stephens Investment Partners 2000 LLC and Stephens Investment Partners 2001 LLC.

          (i)     Steve Patterson is the Trustee of the Conn’s Voting Trust, a trust established by the Conn’s Voting Trust Agreement, executed by and among Mr. Patterson and the Trust Participants as of November 18, 2003. Mr. Patterson is a citizen of the United States of America, has a business address of 349 Colony Drive, Naples, Florida 34108, and is principally employed as a financial consultant.

          (ii)     Stephens Group, Inc., an Arkansas corporation, is engaged in the business of investing in investment securities and other assets. Its principal office is located at 111 Center Street, Little Rock, Arkansas 72201.

               The voting stock of Stephens Group, Inc. is owned by the following entities, each of which is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201:

               (1)     Jackson T. Stephens Trust No. One, Jackson T. Stephens, Trustee.

               (2)     Bess C. Stephens Revocable Trust, Bess C. Stephens, Trustee.

               (3)     Warren A. Stephens Trust No. One, Warren A. Stephens, Trustee.

               (4)     Elizabeth S. Campbell Revocable Trust, Elizabeth S. Campbell, Trustee.

               (5)      Pamela Diane Stephens Trust One, Bess C. Stephens, Elizabeth S. Campbell and W.R. Stephens, Jr., Trustees.

               (6)     W.R. Stephens, Jr. Revocable Trust, W.R. Stephens, Jr. Trustee.

               The directors and executive officers of Stephens Group, Inc., and their respective principal employments, are:

               (A)     Jackson T. Stephens, Chairman of the Board of Directors of Stephens Group, Inc.

               (B)     Bess C. Stephens, Director of Stephens Group, Inc.

CUSIP No. 208242107	Page 36 of 51 Pages

               (C)     Warren A. Stephens, Director, President and CEO of Stephens Group, Inc. and Chairman of the Board of Directors, President and CEO of Stephens Inc.

               (D)     W. R. Stephens, Jr., Director and Executive Vice President of Stephens Group, Inc. and Director of Stephens Inc.

               (E)     Jon E.M. Jacoby, Director of Stephens Group, Inc. and Stephens Inc.

               (F)     W. R. Walker, Director of Stephens Group, Inc.

               (G)     Bill Steve Walker, Director of Stephens Group, Inc., President and CEO of Stephens Production Company, a division of Stephens Group, Inc.

               (H)     Craig D. Campbell, Director of Stephens Group, Inc. and Stephens Inc.

               (I)     Curtis F. Bradbury, Jr., Director of Stephens Group, Inc. and Director, Senior Executive Vice President and Chief Operating Officer of Stephens Inc.

               (J)     Douglas H. Martin, Executive Vice President of Stephens Group, Inc. and Stephens Inc.

               (K)     Joe T. Ford, Director of Stephens Group, Inc. and Chairman of the Board of Directors of ALLTEL Corporation. Mr. Ford’s business address is One Allied Drive, Little Rock, Arkansas 72202.

               (L)     William Johnson, Director of Stephens Group, Inc. Mr. Johnson’s business address is Bank of America Plaza, 1901 Main, Columbia, S.C. 29201.

Each of the executive officers and directors of Stephens Group, Inc. listed above is a citizen of the United States of America. The persons listed in subsections (A) through (J) above have the business address of Stephens Group, Inc. 111 Center Street, Little Rock, Arkansas 72201.

          (iii)     Stephens Inc., an Arkansas corporation, is a second tier, wholly-owned subsidiary of Stephens Group, Inc. and is a broker-dealer registered with the NASD and a member of the New York Stock Exchange. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201.

               The voting stock of Stephens Inc. is owned by Stephens Holding Company, an Arkansas corporation with a business address of 111 Center Street, Little Rock, Arkansas 72201. Stephens Holding Company is a wholly owned subsidiary of Stephens Group, Inc. The directors and executive officers of Stephens Inc., and their respective principal employments, are:

               (A)     Warren A. Stephens, President, Chairman of the Board of Directors and CEO of Stephens Inc. and Director, President and CEO of Stephens Group, Inc.

               (B)     W. R. Stephens, Jr., Director of Stephens Inc. and Director and Executive Vice President of Stephens Group, Inc.

               (C)     Craig D. Campbell, Director of Stephens Inc. and Stephens Group, Inc.

               (D)     Curtis F. Bradbury, Jr., Director, Senior Executive Vice President and Chief Operating Officer of Stephens Inc. and Director of Stephens Group, Inc.

               (E)     Jon E.M. Jacoby, Director of Stephens Inc. and Stephens Group, Inc.

CUSIP No. 208242107	Page 37 of 51 Pages

          (iv)      Jackson T. Stephens Trust No. One is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustees are Jackson T. Stephens and Warren A. Stephens.

          (v)      Bess C. Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustees are Bess C. Stephens and Jackson T. Stephens.

          (vi)      Warren A. Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.

          (vii)      Warren A. Stephens Grantor Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Jon E.M. Jacoby.

          (viii)      Harriet Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet Calhoun Stephens.

          (ix)      Warren and Harriet Stephens Children’s Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Jon E.M. Jacoby.

          (x)      Warren Miles Amerine Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Jon E.M. Jacoby.

          (xi)      Warren Miles Amerine Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.

          (xii)      John Calhoun Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Jon E.M. Jacoby.

          (xiii)      John Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.

          (xiv)      Laura Whitaker Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Jon E.M. Jacoby.

          (xv)      Laura Whitaker Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.

          (xvi)      Grandchild’s Trust Two is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustees are Jon E.M. Jacoby and Warren A. Stephens.

          (xvii)      W.R. Stephens, Jr. Children’s Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustees are W.R. Stephens, Jr., Bess C. Stephens and Carol M. Stephens.

CUSIP No. 208242107	Page 38 of 51 Pages

          (xviii)      W.R. Stephens, III Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustees are W.R. Stephens, Jr., William Steve Walker and Emon Mahoney, Jr.

          (xix)      Arden Jewell Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustees are W.R. Stephens, Jr., William Steve Walker and Emon Mahoney, Jr.

          (xx)      Carol M. Stephens has a business address of 111 Center Street, Little Rock, Arkansas 72201.

          (xxi)      W.R. Stephens, Jr. Revocable Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is W.R. Stephens, Jr.

          (xxii)      Pamela D. Stephens Trust One is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustees are W.R. Stephens, Jr., Elizabeth S. Campbell and Bess C. Stephens.

          (xxiii)      MAM International Holdings, Inc. is a Nevada corporation with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its directors and executive officers are Elizabeth Stephens Campbell and Craig Campbell, Directors and Jon E.M. Jacoby, Executive Vice President and Chief Financial Officer.

          (xxiv)      Elizabeth S. Campbell Revocable Trust is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Elizabeth S. Campbell.

          (xxv)      Jon E.M. Jacoby is a Director, Vice Chairman, Executive Vice President and CFO of Stephens Group, Inc. and Director, Vice-Chairman and Senior Executive Vice President of Stephens Inc. His business address is 111 Center Street, Little Rock, Arkansas 72201.

          (xxvi)      Curtis F. Bradbury, Jr. is a Director, Senior Executive Vice President and Chief Operating Officer of Stephens Inc. and a Director of Stephens Group, Inc.

          (xxvii)      Douglas Martin IRA is a self-directed individual retirement account for which Stephens Inc. serves as custodian. Its business address is c/o Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201.

          (xxviii)      Douglas Martin is an Executive Vice President of Stephens Group, Inc. and Stephens Inc. His business address is 111 Center Street, Little Rock, Arkansas 72201.

          (xxix)      C. Ray Gash IRA is a self-directed individual retirement account for which Stephens Inc. serves as custodian. Its business address is c/o Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201.

          (xxx)      C. Ray Gash is Vice President and Secretary/Treasurer of Stephens Group, Inc. and Senior Vice President and Secretary/Treasurer of Stephens Inc. His business address is 111 Center Street, Little Rock, Arkansas 72201.

          (xxxi)      Stephens Investment Partners III LLC is an Arkansas limited liability company with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, W.R. Stephens, Jr., Jon E.M. Jacoby, Douglas H. Martin and Curtis F. Bradbury, Jr.. The members of the company are officers of Stephens Inc. and affiliated companies.

CUSIP No. 208242107	Page 39 of 51 Pages

          (xxxii)      Stephens Investment Partners 2000 LLC is an Arkansas limited liability company with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, W.R. Stephens, Jr., Jon E.M. Jacoby, Douglas H. Martin and Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox and J. Dale Dawson. The members of the company are officers and employees of Stephens Inc. and affiliated companies.

          (xxxiii)      Stephens Investment Partners 2001 LLC is an Arkansas limited liability company with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, W.R. Stephens, Jr., Jon E.M. Jacoby, Douglas H. Martin and Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox and J. Dale Dawson. The members of the company are officers and employees of Stephens Inc. and affiliated companies.

          (b)      Except as described in (c) below, during the past five years none of the reporting persons or the persons listed as directors, executive officers or shareholders of the reporting persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: In September 2002, the NASD accepted an offer of settlement in which Stephens Inc. consented to the entry of findings that in 2000 and 2001 it did not adequately comply with MSRB Rules G-12 and G-14 regarding the reporting of municipal securities trades to the National Securities Clearing Corporation. Stephens Inc. paid a $1,500 administrative penalty.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 21, 1998, Stephens Group, Inc. purchased 61,300 shares of the preferred stock of Conn Appliances, Inc. (“Conn Texas”) at a cost of $5,344,134. 10,173 of such shares were redeemed by Conn Texas in May 2001 at a price of $886,882.14. On January 10, 2003, Stephens Group, Inc. purchased 7,000 shares of Conn Texas common stock from Thomas J. Frank, Sr. at a cost of $4,900,000. In August 2002, Stephens Group, Inc. received 483,000 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock on December 1, 2003, the 490,000 shares of Conn Texas common stock and 51,127 shares of Conn Texas preferred stock owned by Stephens Group, Inc. were exchanged for an equal number of shares of the common and preferred stock of the Company pursuant to a corporate reorganization. Pursuant to the mandatory redemption provisions of the Company’s preferred stock, on December 8, 2003 Stephens Group, Inc. redeemed all of its shares of the Company’s preferred stock for 531,538 shares of Common Stock based upon a cash redemption price of $145.55 per share of preferred stock divided by the initial public offering price of $14.00 per share. All of the reporting persons owning preferred stock of the Company elected to redeem their shares of preferred stock for shares of the Common Stock. The funds used by Stephens Group, Inc. to make the investments described above were a part of the working capital of Stephens Group, Inc. at the time of such investments.

On July 21, 1998, Stephens Inc. purchased 17,206 shares of Conn Texas preferred stock at a cost of $1,500,019, and purchased 17,206 shares of Conn Texas common stock at a cost of $172.06. 2,855 shares of the Conn Texas preferred stock were redeemed by Conn Texas in May 2001 at a price of $248,898.90. On June 19, 2002, Stephens Inc. sold its 17,206 shares of Conn Texas common stock to Stephens Holding Company at a price of $172.06. Immediately prior to the closing of the initial public offering of the Common Stock, the 14,351 shares of Conn Texas preferred stock owned by Stephens Inc. were exchanged for an equal number of shares of the preferred stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Stephens Inc. redeemed all of its shares of the Company’s preferred stock for 149,199 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the working capital of Stephens Inc. at the time of such investments.

Stephens Inc. has a market making inventory position in the Common Stock in the amount of 2,400 shares as of December 15, 2003 which were purchased on the market at an average price of approximately $14.92 per share and at a total cost of $35,808, which was obtained from working capital of Stephens Inc.

On July 21, 1998, Jackson T. Stephens Trust One purchased 24,000 shares of the preferred stock of Conn Texas at a cost of $2,092,320. 3,983 of such shares were redeemed by Conn Texas in May 2001 at a price of $347,237.94. Immediately prior to the closing of the initial public offering of the Common Stock, the 20,017 shares of Conn Texas preferred stock owned by Jackson T. Stephens Trust One were exchanged for an equal number of shares of the preferred stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Jackson T. Stephens Trust One redeemed all of its shares of the Company’s preferred stock for 208,105 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the assets of Jackson T. Stephens Trust One at the time of such investments.

On July 21, 1998, Bess C. Stephens Trust purchased 24,000 shares of the preferred stock of Conn Texas at a cost of $2,092,320. 3,983 of such shares were redeemed by Conn Texas in May 2001 at a price of $347,237.94. Immediately prior to the closing of the initial public offering of the Common Stock, the 20,017 shares of Conn Texas preferred stock owned by Bess C. Stephens Trust were exchanged for an equal number of shares of the preferred stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Bess C. Stephens Trust redeemed all of its shares of the Company’s preferred stock for 208,105 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investment described above were a part of the assets of Bess C. Stephens Trust at the time of such investment.

On July 21, 1998, Warren A. Stephens Trust purchased 6,000 shares of the preferred stock of Conn Texas at a cost of $523,080, and 27,859 shares of the common stock of Conn Texas at a cost of $278.59. On August 31, 2000, Warren A. Stephens Trust purchased 342.86 shares of Conn Texas common stock at a cost of $197,146. In May 2001, 996 shares of Conn Texas preferred stock owned by Warren A. Stephens Trust were redeemed by Conn Texas

CUSIP No. 208242107	Page 40 of 51 Pages

at a price of $86,831.28. On June 19, 2002, Warren A. Stephens Trust purchased 648.51 shares of Conn Texas common stock from Stephens Holding Company at a cost of $500,000, of which $190,174 was financed through a loan from Stephens Holding Company. In August 2002, Warren A. Stephens Trust received 1,990,676 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 5,004 shares of Conn Texas preferred stock and 2,019,526 shares of Conn Texas common stock owned by Warren A. Stephens Trust were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Warren A. Stephens Trust redeemed all of its shares of the Company’s preferred stock for 52,023 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. Except for the loan from Stephens Holding Company, the funds used to make the investments described above were a part of the assets of Warren A. Stephens Trust at the time of such investments.

On June 19, 2002, Warren A. Stephens Grantor Trust purchased 2,407.11 shares of Conn Texas common stock from Stephens Holding Company at a cost of $1,855,882.99, of which $705,883 was financed through a loan from Stephens Holding Company. In August 2002, Warren A. Stephens Grantor Trust received 166,091 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 168,498 shares of Conn Texas common stock owned by Warren A. Stephens Grantor Trust were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. Except for the loan from Stephens Holding Company, the funds used to make the investment described above were a part of the assets of Warren A. Stephens Grantor Trust at the time of such investment.

On July 21, 1998, Harriet C. Stephens Trust purchased 10,930 shares of Conn Texas common stock at a cost of $109.30. On August 31, 2000, Harriet C. Stephens Trust purchased 342.86 shares of Conn Texas common stock at a cost of $197,146. In August 2002, Harriet C. Stephens Trust received 777,828 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 789,100 shares of Conn Texas common stock owned by Harriet C. Stephens Trust were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. The funds used to make the investments described above were a part of the assets of Harriet C. Stephens Trust at the time of such investments.

On July 21, 1998, Warren and Harriet Stephens Children’s Trust purchased 10,930 shares of Conn Texas common stock at a cost of $109.30. On August 31, 2000, Warren and Harriet Stephens Children’s Trust purchased 342.86 shares of Conn Texas common stock at a cost of $197,146. On June 19, 2002, Warren and Harriet Stephens Children’s Trust purchased 3,271.76 shares of Conn Texas common stock from Stephens Holding Company at a cost of $2,522,528.15, of which $959,441 was financed through a loan from Stephens Holding Company, and $390,500 was financed through a loan from Warren A. Stephens Trust. In August 2002, Warren and Harriet Stephens Children’s Trust received 1,003,579 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 1,018,123 shares of Conn Texas common stock owned by Warren and Harriet Stephens Children’s Trust were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. Except for the loans described above, the funds used to make the investments were a part of the assets of Warren and Harriet Stephens Children’s Trust at the time of such investments.

On June 19, 2002, Warren Miles Amerine Stephens 95 Trust purchased 732.60 shares of Conn Texas common stock from Stephens Holding Company at a cost of $564,833.95, of which $214,832 was financed through a loan from Stephens Holding Company. In August 2002, Warren Miles Amerine Stephens 95 Trust received 50,549 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 51,282 shares of Conn Texas common stock owned by Warren Miles Amerine Stephens 95 Trust were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. Except for the loan from Stephens Holding Company, the funds used to make the investment described above were a part of the assets of Warren Miles Amerine Stephens 95 Trust at the time of such investment.

On June 24, 2002, Warren Miles Amerine Stephens Trust purchased from Steve and Brenda McKenzie 56 shares of Conn Texas common stock at a cost of $43,215 and 42 shares of Conn Texas preferred stock at a cost of $5,046. In August 2002, Warren Miles Amerine Stephens Trust received 3,864 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 42

CUSIP No. 208242107	Page 41 of 51 Pages

shares of Conn Texas preferred stock and 3,920 shares of Conn Texas common stock owned by Warren Miles Amerine Stephens Trust were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Warren Miles Amerine Stephens Trust redeemed all of its shares of the Company’s preferred stock for 436 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the assets of Warren Miles Amerine Stephens Trust at the time of such investments.

On June 19, 2002, John Calhoun Stephens 95 Trust purchased 732.60 shares of Conn Texas common stock from Stephens Holding Company at a cost of $564,833.95, of which $214,832 was financed through a loan from Stephens Holding Company. In August 2002, John Calhoun Stephens 95 Trust received 50,549 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 51,282 shares of Conn Texas common stock owned by John Calhoun Stephens 95 Trust were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. Except for the loan from Stephens Holding Company, the funds used to make the investment described above were a part of the assets of John Calhoun Stephens 95 Trust at the time of such investment.

On June 24, 2002, John Calhoun Stephens Trust purchased from Steve and Brenda McKenzie 56 shares of Conn Texas common stock at a cost of $43,215 and 42 shares of Conn Texas preferred stock at a cost of $5,046. In August 2002, John Calhoun Stephens Trust received 3,864 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 42 shares of Conn Texas preferred stock and 3,920 shares of Conn Texas common stock owned by John Calhoun Stephens Trust were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, John Calhoun Stephens Trust redeemed all of its shares of the Company’s preferred stock for 436 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the assets of John Calhoun Stephens Trust at the time of such investments.

On June 19, 2002, Laura Whitaker Stephens 95 Trust purchased 732.60 shares of Conn Texas common stock from Stephens Holding Company at a cost of $564,833.95, of which $214,832 was financed through a loan from Stephens Holding Company. In August 2002, Laura Whitaker Stephens 95 Trust received 50,549 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 51,282 shares of Conn Texas common stock owned by Laura Whitaker Stephens 95 Trust were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. Except for the loan from Stephens Holding Company, the funds used to make the investment described above were a part of the assets of Laura Whitaker Stephens 95 Trust at the time of such investment.

On June 24, 2002, Laura Whitaker Stephens Trust purchased from Steve and Brenda McKenzie 56 shares of Conn Texas common stock at a cost of $43,215 and 42 shares of Conn Texas preferred stock at a cost of $5,046. In August 2002, Laura Whitaker Stephens Trust received 3,864 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 42 shares of Conn Texas preferred stock and 3,920 shares of Conn Texas common stock owned by Laura Whitaker Stephens Trust were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Laura Whitaker Stephens Trust redeemed all of its shares of the Company’s preferred stock for 436 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the assets of Laura Whitaker Stephens Trust at the time of such investments.

On July 21, 1998, Grandchild’s Trust #2 purchased 10,930 shares of Conn Texas common stock at a cost of $109.30. In August 2002, Grandchild’s Trust #2 received 754,170 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 765,100 shares of Conn Texas common stock owned by Grandchild’s Trust #2 were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. The funds used to make the investment described above were a part of the assets of Grandchild’s Trust #2 at the time of such investment.

CUSIP No. 208242107	Page 42 of 51 Pages

On August 31, 2000, W.R. Stephens, Jr. Children’s Trust purchased 386.26 shares of Conn Texas common stock at a cost of $222,097. On June 19, 2002, W.R. Stephens, Jr. Children’s Trust purchased 2,867.67 shares of Conn Texas common stock from Stephens Holding Company at a cost of $2,210,971, of which $833,333 was financed through a loan from Stephens Holding Company and $1,255,000 was financed through a loan from W.R. Stephens, Jr. Revocable Trust. In August 2002, W.R. Stephens, Jr. Children’s Trust received 224,521 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 227,774 shares of Conn Texas common stock owned by W.R. Stephens, Jr. Children’s Trust were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. Except for the loans from Stephens Holding Company and W.R. Stephens, Jr. Revocable Trust, the funds used to make the investments described above were a part of the assets of W.R. Stephens, Jr. Children’s Trust at the time of such investments.

On June 24, 2002, W.R. Stephens, III Trust purchased from Steve and Brenda McKenzie 57 shares of Conn Texas common stock at a cost of $43,987 and 48 shares of Conn Texas preferred stock at a cost of $5,767. In August 2002, W.R. Stephens, III Trust received 3,933 shares of Conn Texas common stock pursuant to a 70:1 stock split. On April 29, 2003, W.R. Stephens, III Trust received a gift of 35,000 shares of Conn Texas common stock from W.R. Stephens, Jr. Revocable Trust. Immediately prior to the closing of the initial public offering of the Common Stock, the 48 shares of Conn Texas preferred stock and 38,990 shares of Conn Texas common stock owned by W.R. Stephens, III Trust were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, W.R. Stephens, III Trust redeemed all of its shares of the Company’s preferred stock for 499 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. With the exception of the gift of Conn Texas common stock received from W.R. Stephens, Jr. Revocable Trust, the funds used to make the investment described above were a part of the assets of W.R. Stephens, III Trust at the time of such investment.

On June 24, 2002, Arden Jewell Stephens Trust purchased from Steve and Brenda McKenzie 57 shares of Conn Texas common stock at a cost of $43,987 and 48 shares of Conn Texas preferred stock at a cost of $5,767. In August 2002, Arden Jewell Stephens Trust received 3,933 shares of Conn Texas common stock pursuant to a 70:1 stock split. On April 29, 2003, Arden Jewell Stephens Trust received a gift of 35,000 shares of Conn Texas common stock from W.R. Stephens, Jr. Revocable Trust. Immediately prior to the closing of the initial public offering of the Common Stock, the 48 shares of Conn Texas preferred stock and 38,990 shares of Conn Texas common stock owned by Arden Jewell Stephens Trust were exchanged for an equal number of shares of the common and preferred stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Arden Jewell Stephens Trust redeemed all of its shares of the Company’s preferred stock for 499 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. With the exception of the gift of Conn Texas common stock received from W.R. Stephens, Jr. Revocable Trust, the funds used to make the investment described above were a part of the assets of Arden Jewell Stephens Trust at the time of such investment.

On August 31, 2000, Carol M. Stephens purchased 193.13 shares of Conn Texas common stock at a cost of $111,049, which was financed through a loan from W.R. Stephens, Jr. Revocable Trust. In August 2002, Ms. Stephens received 13,326 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 13,519 shares of Conn Texas common stock owned by Ms. Stephens were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization.

On July 21, 1998, W.R. Stephens, Jr. Revocable Trust purchased 2,000 shares of the preferred stock of Conn Texas at a cost of $174,360, and 20,217 shares of the common stock of Conn Texas at a cost of $202.17. In May 2001, 332 shares of Conn Texas preferred stock owned by W.R. Stephens, Jr. Revocable Trust were redeemed by Conn Texas at a price of $28,943.76. In August 2002, W.R. Stephens, Jr. Revocable Trust received 1,394,950 shares of Conn Texas common stock pursuant to a 70:1 stock split. On April 29, 2003, W.R. Stephens, Jr. Revocable Trust gave 35,000 shares of Conn Texas common stock to each of W.R. Stephens, III Trust and Arden Jewell Stephens Trust. Immediately prior to the closing of the initial public offering of the Common Stock, the 1,668 shares of Conn Texas preferred stock and 1,345,190 shares of Conn Texas common stock owned by W.R. Stephens, Jr. Revocable Trust were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, W.R. Stephens, Jr. Revocable Trust

CUSIP No. 208242107	Page 43 of 51 Pages

redeemed all of its shares of the Company’s preferred stock for 17,341 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the assets of W.R. Stephens, Jr. Revocable Trust at the time of such investments.

On July 21, 1998, Pamela D. Stephens Trust One purchased 2,000 shares of the preferred stock of Conn Texas at a cost of $174,360, and 20,217 shares of the common stock of Conn Texas at a cost of $202.17. On August 31, 2000, Pamela D. Stephens Trust One purchased 579.38 shares of Conn Texas common stock at a cost of $333,146. In May 2001, 332 shares of Conn Texas preferred stock owned by Pamela D. Stephens Trust One were redeemed by Conn Texas at a price of $28,943.76. On June 19, 2002, Pamela D. Stephens Trust One purchased 2,867.67 shares of Conn Texas common stock from Stephens Holding Company at a cost of $2,210,971.00, of which $833,333 was financed through a loan from Stephens Holding Company. On June 24, 2002, Pamela D. Stephens Trust One purchased from Steve and Brenda McKenzie 115 shares of Conn Texas common stock at a cost of $88,746 and 95 shares of Conn Texas preferred stock at a cost of $11,413. In August 2002, Pamela D. Stephens Trust One received 1,640,732 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 1,763 shares of Conn Texas preferred stock and 1,664,534 shares of Conn Texas common stock owned by Pamela D. Stephens Trust One were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Pamela D. Stephens Trust One redeemed all of its shares of the Company’s preferred stock for 18,328 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. Except for the loan from Stephens Holding Company, the funds used to make the investments described above were a part of the assets of Pamela D. Stephens Trust One at the time of such investments.

On August 31, 2000, MAM International Holdings, Inc. purchased 579.38 shares of Conn Texas common stock at a cost of $333,146. On June 19, 2002, MAM International Holdings, Inc. purchased 2,867.67 shares of Conn Texas common stock from Stephens Holding Company at a cost of $2,210,971.00, of which $833,333 was financed through a loan from Stephens Holding Company. On June 24, 2002, MAM International Holdings, Inc. purchased from Steve and Brenda McKenzie 115 shares of Conn Texas common stock at a cost of $88,746 and 95 shares of Conn Texas preferred stock at a cost of $11,413. In August 2002, MAM International Holdings, Inc. received 245,782 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 95 shares of Conn Texas preferred stock and 249,344 shares of Conn Texas common stock owned by MAM International Holdings, Inc. were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, MAM International Holdings, Inc. redeemed all of its shares of the Company’s preferred stock for 987 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. Except for the loan from Stephens Holding Company, the funds used to make the investments described above were a part of the assets of MAM International Holdings, Inc. at the time of such investments.

On July 21, 1998, Elizabeth S. Campbell Revocable Trust purchased 2,000 shares of the preferred stock of Conn Texas at a cost of $174,360, and 20,217 shares of the common stock of Conn Texas at a cost of $202.17. In May 2001, 332 shares of Conn Texas preferred stock owned by Elizabeth S. Campbell Revocable Trust were redeemed by Conn Texas at a price of $28,943.76. In August 2002, Elizabeth S. Campbell Revocable Trust received 1,394,950 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 1,668 shares of Conn Texas preferred stock and 1,415,190 shares of Conn Texas common stock owned by Elizabeth S. Campbell Revocable Trust were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Elizabeth S. Campbell Revocable Trust redeemed all of its shares of the Company’s preferred stock for 17,341 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the assets of Elizabeth S. Campbell Revocable Trust at the time of such investments.

On July 21, 1998, Stephens Investment Partners III LLC purchased 5,735 shares of the preferred stock of Conn Texas at a cost of $499,977 and 5,735 shares of the common stock of Conn Texas at a cost of $57.35. In May 2001, 952 shares of Conn Texas preferred stock owned by Stephens Investment Partners III LLC were redeemed by Conn Texas at a price of $82,995.36. In August 2002, Stephens Investment Partners III LLC received 395,715 shares of

CUSIP No. 208242107	Page 44 of 51 Pages

Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 4,783 shares of Conn Texas preferred stock and 401,450 shares of Conn Texas common stock owned by Stephens Investment Partners III LLC were exchanged for an equal number of shares of the common and preferred stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Stephens Investment Partners III LLC redeemed all of its shares of the Company’s preferred stock for 49,726 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The investments described above were financed through working capital, and through a line of credit with Stephens Holding Company.

On August 31, 2000, Stephens Investment Partners 2000 LLC purchased 2,608.70 shares of Conn Texas common stock at a cost of $1,500,000. In August 2002, Stephens Investment Partners 2000 LLC received 180,000 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 182,609 shares of Conn Texas common stock owned by Stephens Investment Partners 2000 LLC were exchanged for an equal number of shares of the Common Stock pursuant to a corporate reorganization. The investments described above were financed through capital contributions of the members of Stephens Investment Partners 2000 LLC, including the proceeds of loans from Stephens Holding Company to Stephens Investment Partners 2000A LLC and Stephens Investment Partners 2000B LLC.

On June 24, 2002, Stephens Investment Partners 2001 LLC purchased from Steve and Brenda McKenzie 459 shares of Conn Texas common stock at a cost of $354,212 and 384 shares of Conn Texas preferred stock at a cost of $46,134. In August 2002, Stephens Investment Partners 2001 LLC received 31,671 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 384 shares of Conn Texas preferred stock and 32,130 shares of Conn Texas common stock owned by Stephens Investment Partners 2001 LLC were exchanged for an equal number of shares of the common and preferred stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Stephens Investment Partners 2001 LLC redeemed all of its shares of the Company’s preferred stock for 3,992 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The investments described above were financed through capital contributions of the members of Stephens Investment Partners 2001 LLC, including the proceeds of loans from Stephens Holding Company to Stephens Investment Partners 2001A LLC and Stephens Investment Partners 2001B LLC.

On July 21, 1998, Jon E.M. Jacoby purchased 8,603 shares of Conn Texas preferred stock at a cost of 750,010, and purchased 8,603 shares of Conn Texas common stock at a cost of $86.03. 1,428 shares of the Conn Texas preferred stock were redeemed by Conn Texas in May 2001 at a price of $124,493.04. In August 2002, Mr. Jacoby received 593,607 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 7,175 shares of Conn Texas preferred stock and 602,210 shares of Conn Texas common stock owned by Mr. Jacoby were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Jon E.M. Jacoby redeemed all of his shares of the Company’s preferred stock for 74,594 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The funds used to make the investments described above were a part of the assets of Mr. Jacoby at the time of such investments.

Effective as of November 24, 2003, Mr. Jacoby was granted an option to purchase an aggregate of 40,000 shares of the Common Stock as a result of serving as a director of the Company. No portion of the option is exercisable within 60 days of the date of the filing of this Schedule 13D.

On July 21, 1998, Curtis F. Bradbury, Jr. purchased 3,441 shares of Conn Texas preferred stock at a cost of 299,986, and purchased 3,441 shares of Conn Texas common stock at a cost of $34.41. 571 shares of the Conn Texas preferred stock were redeemed by Conn Texas in May 2001 at a price of $49,779.78. In August 2002, Mr. Bradbury received 237,429 shares of Conn Texas common stock pursuant to a 70:1 stock split. Immediately prior to the closing of the initial public offering of the Common Stock, the 2,870 shares of Conn Texas preferred stock and 240,870 shares of Conn Texas common stock owned by Mr. Bradbury were exchanged for an equal number of shares of the preferred and common stock of the Company pursuant to a corporate reorganization. After the closing of the initial public offering, Mr. Bradbury redeemed all of his shares of the Company’s preferred stock for 29,837 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock.

CUSIP No. 208242107	Page 45 of 51 Pages

The funds used to make the investments described above were funded by a margin loan available to Mr. Bradbury secured by the proceeds of his Stephens Inc. brokerage account.

After the closing of the initial public offering, Douglas H. Martin IRA redeemed 1,914 shares of the Company’s preferred stock for 19,898 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The preferred stock was acquired immediately prior to the initial public offering of the Common Stock in exchange for shares of Conn Texas preferred stock on a share-for-share basis pursuant to a corporate reorganization. The Conn Texas preferred stock was purchased on July 21, 1998 at a cost of $166,862.59. The funds used to make this investment were a part of the assets of the IRA at the time of such investment.

Douglas H. Martin acquired 160,580 shares of the Common Stock in a share for share exchange of Conn Texas common stock pursuant to a corporate reorganization immediately prior to the initial public offering of the Common Stock. 158,286 shares of Conn Texas common stock were acquired in August 2002 in a 70:1 stock split. 2,294 shares of Conn Texas common stock were purchased on July 21, 1998 at a cost of $22.94.

Effective as of November 24, 2003, Mr. Martin was granted an option to purchase an aggregate of 40,000 shares of the Common Stock as a result of serving as a director of the Company. No portion of the option is exercisable within 60 days of the date of the filing of this Schedule 13D.

After the closing of the initial public offering, C. Ray Gash IRA redeemed 1,913 shares of the Company’s preferred stock for 19,888 shares of the Common Stock pursuant to the mandatory redemption provisions of the Company’s preferred stock. The preferred stock was acquired immediately prior to the initial public offering of the Common Stock in exchange for shares of Conn Texas preferred stock on a share-for-share basis pursuant to a corporate reorganization. The Conn Texas preferred stock was purchased on July 21, 1998 at a cost of $166,775. The funds used to make this investment were a part of the assets of the IRA at that time.

C. Ray Gash acquired 160,580 shares of the Common Stock in exchange for shares of Conn Texas common stock on a share-for-share basis pursuant to a corporate reorganization immediately prior to the initial public offering of the Common Stock. 158,286 shares of Conn Texas common stock were acquired in August 2002, in a 70:1 stock split. 2,294 shares of Conn Texas common stock were purchased on July 21, 1998 at a cost of $22.94.

CUSIP No. 208242107	Page 46 of 51 Pages

ITEM 4.	PURPOSE OF TRANSACTION

The Common Stock was acquired by the reporting persons primarily for investment purposes. The Common Stock acquired by Stephens Inc. subsequent to the initial public offering was acquired for trading purposes and for purposes of promoting an active market in the Common Stock by Stephens Inc. as a market maker for the Common Stock and not for any purpose of controlling or exercising control over the Company. Stephens Inc. and the other underwriters of the initial public offering of the Common Stock have been granted an option by the Company, exercisable for thirty days after the date of the prospectus, to purchase a maximum of 622,500 additional shares of the Common Stock at the initial public offering price, less the underwriting discount, to cover overallotments of shares. From time to time, Stephens Inc. may serve as financial advisor or provide other investment banking services to the Company.

Collectively, Stephens Group, Inc. and persons who may be considered affiliates of Stephens Group, Inc. beneficially own approximately 63.9% of the outstanding Common Stock. Stephens Inc., a second tier wholly owned subsidiary of Stephens Group, Inc., is an NASD registered broker dealer and desires to engage in certain market making activities and other principal transactions in the Common Stock without the need to deliver a prospectus under current law and regulations. In order to do so, it is necessary that Stephens Inc. not be deemed an “affiliate” under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, the Trust Participants entered into the Voting Trust Agreement prior to the initial public offering of the Common Stock because the relationships among them may create an inference that Stephens Inc. is an affiliate of the Company under the Securities Act and the Exchange Act.

Except as set forth above, the reporting persons have no current plans or proposals to effect any transactions described in subparagraphs (a) through (j) of Item 4.

Mr. Jacoby, a director of Stephens Group, Inc. and Stephens Inc., and Mr. Martin, an executive officer of Stephens Group, Inc. and Stephens Inc., serve on the board of directors of the Company.

CUSIP No. 208242107	Page 47 of 51 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     (a)      The following table discloses the ownership of the Common Stock by the reporting persons and their respective directors and executive officers:

		Percent of
		Outstanding
Name	Number of Shares	Shares(1)	Voting Power		Dispositive Power

			Sole	Shared	Sole	Shared

Conn’s Voting Trust	12,923,213	57.7	12,923,213	0	0	0
Stephens Group, Inc.	1,021,538	4.6	0	0	1,021,536	0
Stephens Inc.	149,199	0.7	0	0	149,199	0
Jackson T. Stephens Trust One	208,105	0.9	0	0	208,105	0
Bess C. Stephens Trust	208,105	0.9	0	0	208,105	0
Warren A. Stephens Trust	2,071,549	9.2	0	0	2,071,549	0
Warren A. Stephens Grantor Trust	168,498	0.8	0	0	168,498	0
Harriet C. Stephens Trust	789,100	3.5	0	0	789,100	0
Warren & Harriet Stephens Children’s Trust	1,018,123	4.5	0	0	1,018,123	0
Warren Miles Amerine Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Warren Miles Amerine Stephens Trust	4,356	0.0	0	0	4,356	0
John Calhoun Stephens 95 Trust	51,282	0.2	0	0	51,282	0
John Calhoun Stephens Trust	4,356	0.0	0	0	4,356	0
Laura Whitaker Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Laura Whitaker Stephens Trust	4,356	0.0	0	0	4,356	0
Grandchild’s Trust #2	765,100	3.4	0	0	765,100	0
W.R. Stephens, Jr. Children’s Trust	227,774	1.0	0	0	227,774	0
W.R. Stephens, III Trust	39,489	0.2	0	0	39,489	0
Arden Jewell Stephens Trust	39,489	0.2	0	0	39,489	0
Carol M. Stephens	13,519	0.1	0	0	13,519	0
W.R. Stephens, Jr. Revocable Trust	1,362,531	6.1	0	0	1,362,531	0
Pamela D. Stephens Trust	1,682,862	7.5	0	0	1,682,862	0
MAM International Holdings, Inc.	250,330	1.1	0	0	250,330	0
Elizabeth S. Campbell Revocable Trust	1,432,531	6.4	0	0	1,432,531	0
Jon E.M. Jacoby(2)	3,702,608	16.5	0	0	1,340,467	2,362,141
Curtis F. Bradbury, Jr.	940,614	4.2	0	0	270,707	669,907
Douglas H. Martin IRA	19,898	0.1	0	0	19,898	0
Douglas H. Martin(2)	850,385	3.8	0	0	180,478	669,907
C. Ray Gash IRA	19,888	0.1	0	0	19,888	0
C. Ray Gash	180,468	0.8	0	0	180,468	0
Stephens Investment Partners III LLC	451,176	2.0	0	0	451,176	0
Stephens Investment Partners 2000 LLC	182,609	0.8	0	0	182,609	0
Stephens Investment Partners 2001 LLC	36,122	0.2	0	0	36,122	0
Warren A. Stephens(3)	4,690,361	20.9	0	0	3,255,354	1,435,007
Harriet C. Stephens(3)	789,100	3.5	0	0	789,100	0
Jackson T. Stephens	416,210	1.9	0	0	208,105	208,105
Bess C. Stephens	2,118,741	9.5	0	0	0	2,118,741
W.R. Stephens, Jr. (3)	4,022,052	17.9	0	0	1,362,531	2,659,521
Elizabeth S. Campbell	3,365,723	15.0	0	0	1,432,531	1,933,192
Steve Patterson, Voting Trustee	12,923,213	57.7	12,923,213	0	0	0
Joe Ford	0	0.0	0	0	0	0
William Johnson	0	0.0	0	0	0	0

          (1)      Based on an estimate, as provided in the prospectus for the initial public offering under the heading “Description of Capital Stock,” of 22,412,040 shares of the Common Stock outstanding after completion of the initial public offering, after giving effect to the assumed conversion of 162,753 shares of the Company’s preferred stock into the Common Stock by Thomas J. Frank, Sr., Chairman of the Board and CEO of the Company, the reporting persons, and other persons and entities, and the Company’s redemption of 11,895 shares of preferred stock for cash. The Company has granted the underwriters of the initial public offering an option, exercisable for 30 days after the date of the prospectus, to purchase a maximum of 622,500 additional shares of the Common Stock at the initial public offering price, less the underwriting discount, to cover overallotments of shares. If this option is exercised in full it will increase the outstanding stock by 622,500 shares.

CUSIP No. 208242107	Page 48 of 51 Pages

          (2)      Mr. Jacoby and Mr. Martin have each been granted an option to purchase an aggregate of 40,000 shares of the Common Stock as a result of serving as directors of the Company. These options are not exercisable within 60 days of the date of the filing of this Schedule 13D.

          (3)      Amounts do not include shares of Common Stock beneficially owned by spouse.

     (b)      In addition to the shares listed in the table above, Stephens Inc. has a market making inventory position in the Common Stock in the amount of 2,400 shares as of December 15, 2003 which were purchased on the market at an average price of approximately $14.92 per share and at a total cost of $35,808. Stephens Inc. also has shared dispositive power over 49,000 shares of the Common Stock held in discretionary trading accounts owned by customers of the firm.

     (c)      The trustee of the Conn’s Voting Trust expressly disclaims beneficial ownership of any securities covered by this Schedule 13D.

     The following table discloses the beneficial ownership of the Common Stock by other employees of Stephens Group, Inc. and Stephens Inc., and other persons who invested in the common and preferred stock of Conn Appliances, Inc. prior to the initial public offering of the Company.

	Percentage of
Name	Outstanding	Number of Shares

Robert L. Schulte IRA	0.0%	5,968
Robert L. Schulte	0.2%	48,160
Rick Turner IRA	0.0%	2,485
Rick and Martha Turner	0.0%	2,485
Turner Family Partnership	0.2%	40,180
Jackson Farrow IRA	0.0%	1,487
Jackson Farrow	0.1%	12,040
Gordon D. and Amanda F. Grender	0.6%	135,387
George Davis IRA	0.0%	4,980
George Davis	0.2%	40,180
Carlton E. Formby	0.4%	90,239
DW Family Limited Partnership	0.6%	135,389
Steve A. and Brenda G. McKenzie	0.4%	90,229
Becky Estes	0.0%	1,574
Kim Smith	0.0%	1,574
Steve Baudier	0.0%	1,574
Earsie Carter	0.0%	1,574
John N. Calhoun II	0.0%	7,000
William Coulter and John P. Calhoun II	0.0%	4,870
John P. and Paula Calhoun	0.0%	7,874
Sarah Dickson	0.0%	7,874
Rebecca Dickson	0.0%	7,874
Lydia Ruffin	0.0%	7,874
Paula Ruffin	0.0%	7,874
Dave Spencer	0.0%	4,540
Sandy Turner	0.0%	1,782
William Brown	0.0%	874
Richard Estelita	0.0%	874
Tess Fortaliza	0.0%	874
John P. Calhoun II	0.0%	874
William Coulter Calhoun	0.0%	874
John N. Calhoun II	0.0%	874

CUSIP No. 208242107	Page 49 of 51 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the underwriting agreement for the initial public offering of the Common Stock, the shareholders whose holdings are disclosed in this report, as well as shareholders who are executive officers of the Company, agreed not to dispose of their shares of Common Stock during the six month period following the initial public offering. The underwriting agreement also provides that Stephens Inc. and the other underwriters of the initial public offering of the Common Stock shall have an option, exercisable for thirty days after the date of the prospectus, to purchase a maximum of 622,500 additional shares of the Common Stock at the initial public offering price, less the underwriting discount, to cover overallotments of shares. A copy of the underwriting agreement has previously been filed with the Securities and Exchange Commission as Exhibit 1 of the registration statement filed on behalf of the Company for registration of the initial public offering of the Common Stock.

The terms of the Voting Trust Agreement to which the Trust Participants are a party provide that the Trustee shall vote the shares of Common Stock held by the voting trust “for” and/or “against” any proposal or other matter submitted to the shareholders of the Company for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other shareholders, not counting abstentions. Accordingly, the Trustee shall have no discretionary authority to vote the shares. The Voting Trust Agreement further provides that the Trustee shall not abstain from voting any shares of the Common Stock held by the voting trust. No person other than the Trustee shall have any voting rights with respect to the shares of Common Stock held by the voting trust.

The terms of the Voting Trust Agreement also provide that Trust Participants may transfer shares of the Common Stock held by the voting trust to any person that is an “affiliate” of Stephens Inc. under the Securities Act or the Exchange Act only if the shares so transferred remain deposited in and subject to the terms of the voting trust. The Trust Participants may transfer shares of the Common Stock held by the voting trust to any person who is not an “affiliate” of Stephens Inc. under the Securities Act or the Exchange Act if the transfer is approved by a majority of the board of directors of the Company (excluding any member of the board of directors of the Company who is an affiliate, employee, officer, director, general partner or agent of Stephens Inc. or Stephens Group, Inc.). The trust participants need not obtain this approval of the board of directors of the Company if the proposed transfer is a sale pursuant to Rule 144 under the Act (treating Rule 144(k) as inapplicable and aggregating all such transfers occurring within any three-month period for purposes of Rule 144(e)) or if the proposed transfer is in connection with a business combination, tender offer or other fundamental corporate transaction under which a third-party acquirer obtains control of the Company (other than solely through the purchase of the shares held under the voting trust).

The Voting Trust Agreement expires on the earlier of (i) ten years, (ii) transfer of all of the shares of common stock of the Company held by the voting trust under circumstances not requiring such shares to be subject to the Voting Trust Agreement, (iii) delivery of a certificate of Stephens Inc. that Stephens Inc. no longer engages in market-making activities and principal transactions in the common stock of the Company and will not do so without an opinion of counsel that Stephens Inc. is not an “affiliate” of the Company under the Securities Act or the Exchange Act, (iv) the delivery of a certificate of Stephens Inc. that a shelf registration statement for the Company registering the market-making activities and principal transactions of Stephens Inc. has been filed with and declared effective by the U.S. Securities and Exchange Commission and that Stephens Inc. undertakes to deliver a prospectus with the confirmation of each sale by it as principal, or (v) an opinion of counsel that Stephens Inc. would not be deemed an “affiliate” of the Company under the Securities Act or the Exchange Act upon termination of the Voting Trust Agreement.

CUSIP No. 208242107	Page 50 of 51 Pages

ITEM 7	EXHIBITS

1.	Agreement to File Joint Schedule 13D

2.	Voting Trust Agreement

3.	Promissory note dated June 19, 2002 from Warren A. Stephens Trust to order of Stephens Holding Company

4.	Promissory note dated June 19, 2002 from Warren A. Stephens Grantor Trust to order of Stephens Holding Company

5.	Promissory note dated June 19, 2002 from Warren & Harriet Stephens Children’s Trust to order of Stephens Holding Company

6.	Promissory note dated June 20, 2002 from Warren & Harriet Stephens Children’s Trust to order of Warren A. Stephens Trust

7.	Promissory note dated June 19, 2002 from Warren Miles Amerine Stephens 95 Trust to order of Stephens Holding Company

8.	Promissory note dated June 19, 2002 from John Calhoun Stephens 95 Trust to order of Stephens Holding Company

9.	Promissory note dated June 19, 2002 from Laura Whitaker Stephens 95 Trust to order of Stephens Holding Company

10.	Promissory note dated June 19, 2002 from W.R. Stephens, Jr. Children’s Trust to order of Stephens Holding Company

11.	Promissory note dated June 20, 2002 from W.R. Stephens, Jr. Children’s Trust to order of W.R. Stephens, Jr. Revocable Trust

12.	Promissory note dated September 21, 2000 from Carol M. Stephens to order of W.R. Stephens, Jr. Revocable Trust

13.	Promissory note dated June 19, 2002 from Pamela Diane Stephens Trust One to order of Stephens Holding Company

14.	Promissory note dated June 19, 2002 from MAM Holdings International, Inc. to order of Stephens Holding Company

15.	Stephens Inc. Margin Agreement for Curtis F. Bradbury, Jr.

16.	Promissory note dated December 9, 1998 from Stephens Investment Partners III LLC to Stephens Holding Company

17.	Promissory note dated October 1, 2003 from Stephens Investment Partners 2000A LLC to Stephens Holding Company

18.	Promissory note dated October 1, 2003 from Stephens Investment Partners 2000B LLC to Stephens Holding Company

19.	Promissory note dated July 2, 2001 from Stephens Investment Partners 2001A LLC to Stephens Holding Company

20.	Promissory note dated July 2, 2001 from Stephens Investment Partners 2001B LLC to Stephens Holding Company

CUSIP No. 208242107	Page 51 of 51 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2003

Date

/s/ Warren A. Stephens

Warren A. Stephens, on behalf of Stephens Group, Inc. and Stephens Inc. as President, on behalf of Warren A. Stephens Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust and Laura Whitaker Stephens Trust, as trustee, and on behalf of Stephens Investment Partners III LLC, Stephens Investment Partners 2000 LLC and Stephens Investment Partners 2001 LLC, as manager

/s/ Jon E.M. Jacoby

Jon E.M. Jacoby, individually, and on behalf of Warren A. Stephens Grantor Trust, Warren and Harriet Stephens Children's Trust, Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust, and Grandchild's Trust #2, as trustee, and on behalf of MAM International Holdings, Inc. as President

/s/ Jackson T. Stephens

Jackson T. Stephens, on behalf of Jackson T. Stephens Trust One and Bess C. Stephens Trust as trustee

/s/ W.R. Stephens, Jr.

W.R. Stephens, Jr., on behalf of W.R. Stephens, Jr. Children's Trust, W.R. Stephens, III Trust, Arden Jewell Stephens Trust, W.R. Stephens, Jr. Revocable Trust and Pamela D. Stephens Trust One, as trustee

/s/ Elizabeth S. Campbell

Elizabeth S. Campbell, on behalf of Elizabeth S. Campbell Revocable Trust, as trustee

/s/ Todd Ferguson

Todd Ferguson, as attorney in fact for Conn's Voting Trust, Harriet C. Stephens Trust, Carol M. Stephens, Curtis F. Bradbury, Jr., Douglas H. Martin IRA, Douglas H. Martin, C. Ray Gash IRA and C. Ray Gash, pursuant to powers of attorney filed with the Securities and Exchange Commission as attachments to Form 3s for such persons on November 24, 2003.